                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2003

                           COMMISSION FILE No. 1-8887


                          TRANSCANADA PIPELINES LIMITED

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                                     Form 40-F  X
                  -----                                         -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                            No  X
                  -----                                         -----

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                                        I

The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form F-9 under the Securities Act of 1933 (Reg. No. 333-101140) of TransCanada PipeLines Limited.

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended June 30, 2003 (included in the registrant's Second Quarter 2003 Report to Shareholders).

3    Schedule of earnings coverage calculations at June 30, 2003.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Second Quarter 2003 Report to Shareholders.


                                        II

The document listed below in this Section and in the Exhibit Index to this Form 6-K is hereby filed with the Securities and Exchange Commission.

5    Comfort letter of KPMG LLP dated July 30, 2003.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TRANSCANADA PIPELINES LIMITED

                                      By:         "Russell K. Girling"
                                         --------------------------------------
                                         Russell K. Girling
                                         Executive Vice-President, Corporate
                                         Development and Chief Financial Officer


                                      By:             "Lee G. Hobbs"
                                         --------------------------------------
                                         Lee G. Hobbs
                                         Controller

July 30, 2003


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                                  EXHIBIT INDEX


1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended June 30, 2003 (included in the registrant's Second Quarter 2003 Report to Shareholders).

3    Schedule of earnings coverage calculations at June 30, 2003.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Second Quarter 2003 Report to Shareholders.

5    Comfort letter of KPMG LLP dated July 30, 2003.

6 Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

7 Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

8 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

9 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.


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